UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   W. Craig Kissel
   c/o American Standard Companies Inc.
One Centennial Avenue
   NJ, Piscataway 08855-6820
2. Issuer Name and Ticker or Trading Symbol
   American Standard Companies Inc. (ASD)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock, $.01 par value |12/31/|A   |285.08            |A  |1          |10375.5272 1       |I     |ESOP 2                     |
1                            | 2002 |    |                  |   |           |                   |      |                           |
                             |1     |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |3/29/ |A   |211.28            |A  |60.1375    |                   |I     |ESPP                       |
                             |2002  |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |6/28/ |A   |109.66            |A  |63.8350    |                   |I     |ESPP                       |
                             |2002  |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |9/30/ |A   |129.44            |A  |54.077     |                   |I     |ESPP                       |
                             |2002  |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |12/31/|A   |115.76            |A  |60.469     |2587.3293 3        |I     |ESPP                       |
                             | 2002 |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Explanation of Responses:
1. Reported for the period January 1 to December 31, 2002. During this period, shares were acquired at prices ranging from 59.900 to 78.300 per share.
2. Includes shares held in ESOP and Savings Plan.
3. Represents shares purchased pursuant to the Company's Employee Stock Purchase Plan ("ESPP").